February 19, 2013

Board of Directors

Solar Energy Initiatives, Inc.

2500 Regency Parkway

Cary, NC 27518

Re: Resignation

Gentlemen:

Please accept this letter as my resignation as a director, officer, employee, agent and consultant for Solar Energy Initiatives, Inc., effective immediately upon the acceptance of this resignation by the Board of Directors.  I am resigning for personal reasons and to pursue other opportunities.  My resignation is not the result of or related to any differences over matters of policy or practice of Solar Energy Initiatives, Inc.

Thank you for the opportunity to serve as an officer and director of Solar Energy Initiatives, Inc.

Sincerely,

/s/ David Fann

David Fann

2500 Regency Parkway

Cary, NC 27518